

# SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

ZCNSE C/T1/88/


03050911

SEC File No: 82-3622

21 March 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549


SUPPL
SEC MAIL PROCESSING
RECEIVED
APR 1 0 2003
WASH, D.C. 165 SECTION

Dear Sir/Madam

**SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SEC**

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.



Yours faithfully

Christina Tan (Ms)
Legal Counsel

Encs.

/Announcement/Submission to SEC/KC/at

MASNET No. 50 OF 18.03.2003
Announcement No. 50

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| Name of substantial shareholder: | Temasek Holdings (Private) Limited |
| Date of notice to company: | 18/03/2003 |
| Date of change of interest: | 12/03/2003 |
| Name of registered holder: | CDP : DBS Nominees |
| Circumstance(s) giving rise to the interest:<br>Please specify details: | Others<br>Deemed Interest - Open Market Purchase |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| No. of shares which are the subject of the transaction:<br>% of issued share capital: | 96,000 |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received: | S$1.26000 |
| No. of shares held before the transaction:<br>% of issued share capital: | |
| No. of shares held after the transaction:<br>% of issued share capital: | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| No. of shares held before the transaction: | 2,816,000 | 11,971,746,896 |
| % of issued share capital: | 0.02 | 67.16 |
| No. of shares held after the transaction: | 2,912,000 | 11,971,746,896 |
| % of issued share capital: | 0.02 | 67.16 |
| Total shares: | 2,912,000 | 11,971,746,896 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 18/03/2003, the date of receipt of the notice, to the SGX

MASNET No. 51 OF 18.03.2003
Announcement No. 51

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| Name of substantial shareholder: | Temasek Holdings (Private) Limited |
| Date of notice to company: | 18/03/2003 |
| Date of change of interest: | 13/03/2003 |
| Name of registered holder: | CDP : DBS Nominees |
| Circumstance(s) giving rise to the interest:<br>Please specify details: | Others<br>Deemed Interest - Open Market Sale |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| No. of shares which are the subject of the *transaction:*<br>% of issued share capital: | (120,000) |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received: | S$1.28167 |
| No. of shares held before the transaction:<br>*% of issued share capital:* | |
| No. of shares held after the transaction:<br>% of issued share capital: | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| No. of shares held before the transaction: | 2,912,000 | 11,971,746,896 |
| % of issued share capital: | 0.02 | 67.16 |
| No. of shares held after the transaction: | 2,792,000 | 11,971,746,896 |
| % of issued share capital: | 0.02 | 67.16 |
| Total shares: | 2,792,000 | 11,971,746,896 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 18/03/2003, the date of receipt of the notice, to the SGX

MASNET No. 26 OF 20.03.2003
Announcement No. 26

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 19/03/2003 |
| **Date of change of interest:** | 19/03/2003 |
| **Name of registered holder:** | DBS Nominees Pte. Ltd. |
| **Circumstance(s) giving rise to the interest:** | Others |
| **Please specify details:** | These shares were disposed of through an open market transaction at shareholder discretion. |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | (47,000) |
| **% of issued share capital:** | 0.0003 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | $1.36 |
| **No. of shares held before the transaction:** | 463,057,051 |
| **% of issued share capital:** | 2.5977 |
| **No. of shares held after the transaction:** | 463,010,051 |
| **% of issued share capital:** | 2.5974 |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 1,089,700,873 | |
| **% of issued share capital:** | 6.113 | |
| **No. of shares held after the transaction:** | 1,089,653,873 | |
| **% of issued share capital:** | 6.1128 | |
| **Total shares:** | 1,089,653,873 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan, Company Secretary on 20/03/2003, the date of receipt of the notice, to the SGX

MASNET No. 27 OF 20.03.2003
Announcement No. 27

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 19/03/2003 |
| **Date of change of interest:** | 19/03/2003 |
| **Name of registered holder:** | DBS Nominees Pte. Ltd. |
| **Circumstance(s) giving rise to the interest:** | Others |
| **Please specify details:** | Transfer of shares from an existing client account. |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | (483,000) |
| **% of issued share capital:** | 0.0027 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | - |
| **No. of shares held before the transaction:** | 463,010,051 |
| **% of issued share capital:** | 2.5974 |
| **No. of shares held after the transaction:** | 462,527,051 |
| **% of issued share capital:** | 2.5947 |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 1,089,653,873 | |
| **% of issued share capital:** | 6.1128 | |
| **No. of shares held after the transaction:** | 1,089,170,873 | |
| **% of issued share capital:** | 6.1101 | |
| **Total shares:** | 1,089,170,873 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan, Company Secretary on 20/03/2003, the date of receipt of the notice, to the SGX

MASNET No. 45 OF 20.03.2003
Announcement No. 45

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| Name of substantial shareholder: | Temasek Holdings (Private) Limited |
| Date of notice to company: | 20/03/2003 |
| Date of change of interest: | 14/03/2003 |
| Name of registered holder: | CDP : DBS Nominees |
| Circumstance(s) giving rise to the interest:<br>Please specify details: | Others<br>Deemed Interest - Open Market Sale |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| No. of shares which are the subject of the transaction:<br>% of issued share capital: | (80,000) |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received: | S$1.31000 |
| No. of shares held before the transaction:<br>% of issued share capital: | |
| No. of shares held after the transaction:<br>% of issued share capital: | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| No. of shares held before the transaction: | 2,792,000 | 11,971,746,896 |
| % of issued share capital: | 0.02 | 67.16 |
| No. of shares held after the transaction: | 2,712,000 | 11,971,746,896 |
| % of issued share capital: | 0.02 | 67.16 |
| Total shares: | 2,712,000 | 11,971,746,896 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 20/03/2003, the date of receipt of the notice, to the SGX



SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

ZCNSE C/T1/88/11

SEC File No: 82-3622


SEC MAIL PROCESSING
RECEIVED
APR 10 2003
WASH. D.C. 184 SECTION

28 March 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

**SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SEC**

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Christina Tan (Ms)
Legal Counsel

Encs.

/Announcement/Submission to SEC/KC/at

MASNET No. 19 OF 28.03.2003
Announcement No. 19

SINGAPORE TELECOMMUNICATIONS LIMITED

## News Release - Issuance of Letter of Eligibility to list by the Singapore Exchange Securities Trading Limited for the listing and quotation of shares of Singapore Post Limited

Attached is a news release made by Singapore Telecommunications Limited on the above.



NEWS RELEASE-28Mar2003 News Releas

Submitted by Chan Su Shan (Ms), Company Secretary on 28/03/2003 to the SGX



SEC File No: 82-3622

# News Release

**Issuance of Letter of Eligibility to list by the Singapore Exchange Securities Trading Limited for the listing and quotation of shares of Singapore Post Limited**

**Singapore, 28 March 2003** -- Singapore Telecommunications Limited ("SingTel") wishes to advise that the Singapore Exchange Securities Trading Limited ("SGX-ST") has issued a Letter of Eligibility to Singapore Post Limited ("SingPost"), a wholly-owned subsidiary of SingTel, for the listing and quotation of shares in SingPost on the Mainboard of the SGX-ST.

SingTel is contemplating the offering of shares in SingPost as a result of a strategic review of its various assets. The divestment is intended to enable SingTel to focus on its core business as Asia's leading communications company. Proceeds raised from the disposal of SingPost will be redeployed within SingTel's core telecommunications business, including reduction of net debt.

~~~~~~~~~~~~~~~

**About SingTel**

SingTel is Asia's leading communications company with a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms. Serving both the corporate and residential markets, SingTel is committed to bringing the best of global communications to its customers in the Asia Pacific and beyond.

SingTel has been recognised Best Asian Telecom Operator by industry publication, TelecomAsia, for five consecutive years since 1998. The Group's turnover for the year ended 31 March 2002 was $7.34 billion (US$4.02 billion). More information can be found at www.singtel.com.

**About SingPost**

SingPost is the dominant provider of domestic and international postal services in Singapore. It is one of the most efficient and profitable postal operators globally and offers customers a one-stop logistics business and retail distribution network in Singapore.

With a highly efficient mail delivery services system utilising a sophisticated distribution infrastructure and advanced mail processing technology, SingPost estimates that it has achieved domestic mail market share of greater than 95 per cent. A household name in Singapore with strong brand recognition, SingPost is also a joint venture partner in Spring, a market leader in private cross-border mail solutions.
~~~~~~~~~~~~~~~


SEC File No. 82-3622
APR 1 0 2003
184

MASNET No. 10 OF 28.03.2003
Announcement No. 10

SINGAPORE TELECOMMUNICATIONS LIMITED

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| Name of substantial shareholder: | The Capital Group Companies, Inc. |
| Date of notice to company: | 27/03/2003 |
| Date of change of interest: | 27/03/2003 |
| Name of registered holder: | DBS Nominees Pte. Ltd. |
| Circumstance(s) giving rise to the interest:<br>Please specify details: | Others<br>These shares were disposed of through an open market transaction at shareholder discretion |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| No. of shares which are the subject of the transaction: | (1,560,000) |
| % of issued share capital: | 0.0088 |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received: | S$1.3474 |
| No. of shares held before the transaction: | 462,480,051 |
| % of issued share capital: | 2.5944 |
| No. of shares held after the transaction: | 460,920,051 |
| % of issued share capital: | 2.5857 |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| No. of shares held before the transaction: | 1,089,123,873 | |
| % of issued share capital: | 6.1098 | |
| No. of shares held after the transaction: | 1,087,563,873 | |
| % of issued share capital: | 6.1011 | |
| Total shares: | 1,087,563,873 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 28/03/2003, the date of receipt of notice to the SGX

SEC File No: 82-3622

MASNET No. 81 OF 27.03.2003
Announcement No. 89

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 27/03/2003 |
| **Date of change of interest:** | 24/03/2003 |
| **Name of registered holder:** | CDP : DBS Nominees |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed Interest - Open Market Purchase |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>**% of issued share capital:** | 480,000 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.34500 |
| **No. of shares held before the transaction:**<br>***% of issued share capital:*** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 2,431,000 | 11,971,746,896 |
| **% of issued share capital:** | 0.01 | 67.16 |
| **No. of shares held after the transaction:** | 2,911,000 | 11,971,746,896 |
| **% of issued share capital:** | 0.02 | 67.16 |
| **Total shares:** | 2,911,000 | 11,971,746,896 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 27/03/2003, the date of receipt of the notice,` to the SGX

MASNET No. 79 OF 27.03.2003
Announcement No. 87

**SINGAPORE TELECOMMUNICATIONS LIMITED**

# Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| Name of substantial shareholder: | Temasek Holdings (Private) Limited |
| Date of notice to company: | 27/03/2003 |
| Date of change of interest: | 21/03/2003 |
| Name of registered holder: | CDP : DBS Nominees |
| Circumstance(s) giving rise to the interest:<br>Please specify details: | Others<br>Deemed Interest - Open Market Sale |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| No. of shares which are the subject of the transaction:<br>% of issued share capital: | (100,000) |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received: | S$1.35500 |
| No. of shares held before the transaction:<br>% of issued share capital: | |
| No. of shares held after the transaction:<br>% of issued share capital: | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| No. of shares held before the transaction: | 2,531,000 | 11,971,746,896 |
| % of issued share capital: | 0.01 | 67.16 |
| No. of shares held after the transaction: | 2,431,000 | 11,971,746,896 |
| % of issued share capital: | 0.01 | 67.16 |
| Total shares: | 2,431,000 | 11,971,746,896 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 27/03/2003, the date of receipt of the notice, to the SGX

MASNET No. 18 OF 27.03.2003
Announcement No. 26

SINGAPORE TELECOMMUNICATIONS LIMITED

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| Name of substantial shareholder: | The Capital Group Companies, Inc. |
| Date of notice to company: | 26/03/2003 |
| Date of change of interest: | 26/03/2003 |
| Name of registered holder: | DBS Nominees Pte. Ltd. |
| Circumstance(s) giving rise to the interest:<br>Please specify details: | Others<br>These shares were disposed of through an open market transaction at shareholder discretion |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| No. of shares which are the subject of the transaction: | (47,000) |
| % of issued share capital: | 0.0003 |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received: | S$1.3485 |
| No. of shares held before the transaction: | 462,527,051 |
| % of issued share capital: | 2.5947 |
| No. of shares held after the transaction: | 462,480,051 |
| % of issued share capital: | 2.5944 |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| No. of shares held before the transaction: | 1,089,170,873 | |
| % of issued share capital: | 6.1101 | |
| No. of shares held after the transaction: | 1,089,123,873 | |
| % of issued share capital: | 6.1098 | |
| Total shares: | 1,089,123,873 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 27/03/2003, the date of receipt of notice, to the SGX


RECEIVED
SEC File No: 82-3622
WASH. D.C.
184

MASNET No. 81 OF 26.03.2003
Announcement No. 81

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 26/03/2003 |
| **Date of change of interest:** | 24/03/2003 |
| **Name of registered holder:** | CDP : Neptune Securities Pte Ltd |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed Interest - Open Market Sale |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>**% of issued share capital:** | (350,000) |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.35000 |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 2,881,000 | 11,971,746,896 |
| **% of issued share capital:** | 0.02 | 67.16 |
| **No. of shares held after the transaction:** | 2,531,000 | 11,971,746,896 |
| **% of issued share capital:** | 0.01 | 67.16 |
| Total shares: | 2,531,000 | 11,971,746,896 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 26/03/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 36 OF 24.03.2003
Announcement No. 36

SINGAPORE TELECOMMUNICATIONS LIMITED

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| Name of substantial shareholder: | Temasek Holdings (Private) Limited |
| Date of notice to company: | 24/03/2003 |
| Date of change of interest: | 18/03/2003 |
| Name of registered holder: | CDP : DBS Nominees |
| Circumstance(s) giving rise to the interest:<br>Please specify details: | Others<br>Open Market Sale |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| No. of shares which are the subject of the transaction:<br>% of issued share capital: | (50,000) |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received: | S$1.33000 |
| No. of shares held before the transaction:<br>% of issued share capital: | |
| No. of shares held after the transaction:<br>% of issued share capital: | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| No. of shares held before the transaction: | 2,931,000 | 11,971,746,896 |
| % of issued share capital: | 0.02 | 67.16 |
| No. of shares held after the transaction: | 2,881,000 | 11,971,746,896 |
| % of issued share capital: | 0.02 | 67.16 |
| Total shares: | 2,881,000 | 11,971,746,896 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 24/03/2003, the date of receipt of the notice, to the SGX

MASNET No. 35 OF 24.03.2003
Announcement No. 35

SINGAPORE TELECOMMUNICATIONS LIMITED

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| Name of substantial shareholder: | Temasek Holdings (Private) Limited |
| Date of notice to company: | 24/03/2003 |
| Date of change of interest: | 17/03/2003 |
| Name of registered holder: | CDP : DBS Nominees |
| Circumstance(s) giving rise to the interest:<br>Please specify details: | Others<br>Open Market Purchase |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| No. of shares which are the subject of the transaction:<br>% of issued share capital: | 19,000 |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received: | S$1.29000 |
| No. of shares held before the transaction:<br>% of issued share capital: | |
| No. of shares held after the transaction:<br>% of issued share capital: | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| No. of shares held before the transaction: | 2,912,000 | 11,971,746,896 |
| % of issued share capital: | 0.02 | 67.16 |
| No. of shares held after the transaction: | 2,931,000 | 11,971,746,896 |
| % of issued share capital: | 0.02 | 67.16 |
| Total shares: | 2,931,000 | 11,971,746,896 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 24/03/2003, the date of receipt of the notice, to the SGX

P.S.V

SEC File No: 82-3622

MASNET No. 24 OF 26.03.2003
*Announcement No. 24*

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## ANNOUNCEMENT - VOLUNTARY LIQUIDATION OF ICO INVESTMENT (SINGAPORE) PTE LTD AND ST MOBILE INVESTMENTS PTE LTD

### ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

### VOLUNTARY LIQUIDATION OF ICO INVESTMENT (SINGAPORE) PTE LTD AND ST MOBILE INVESTMENTS PTE LTD

Singapore Telecommunications Limited ("SingTel") wishes to announce that ICO Investment (Singapore) Pte Ltd ("ICO"), a wholly-owned subsidiary of SingTel, and ST Mobile Investments Pte Ltd ("ST Mobile Investments"), an indirect wholly-owned subsidiary of SingTel, are in voluntary liquidation and have each appointed Ms Yvonne Choo and Mr Tan Cher Liang of Lim Associates (Pte) Ltd as their liquidators.

The principal activity of both ICO and ST Mobile Investments is that of an investment holding company.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 26 March 2003

*Submitted by Chan Su Shan (Ms), Company Secretary on 26/03/2003 to the SGX*

MASNET No. 20 OF 25.03.2003
Announcement No. 36

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Investor presentation - Update on Optus Operations

Attached are the presentation materials in connection with a presentation on "Update on Optus Operations" to be given by Mr Paul O'Sullivan, Optus' Chief Operating Officer, on 26 March 2003.



Singapore investor update - slides for investor packs

Submitted by Chan Su Shan (Ms), Company Secretary on 25/03/2003 to the SGX

'yes' OPTUS


SingTel

# Investor update

March 2003

# Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for the year ended 31 March 2002.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.


SingTel

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# Paul O'Sullivan

## Chief Operating Officer - Optus

March 2003


SEC File No: 82-3622

# Optus: key to international expansion strategy

➢ Largest contributor to SingTel Group revenues

**41% of proportionate SingTel Group revenues**


Belgacom 9%
Others 3%
Regional mobile 14%
SingTel 33%
Optus 41%

Based on 3 months to Dec 02

**25% of proportionate SingTel Group operational EBITDA**


Belgacom 9%
Others 3%
Regional Mobile 17%
SingTel 46%
Optus 25%

Includes IDA compensation

# Optus: only scale player challenging the incumbent

➢ Wireless and wireline networks around Australia



B1 Satellite
B3 Satellite
A3 Satellite
C Satellite
APCN/Jasuraus
Darwin
Katherine
Broome
Port Hedland
Cairns
Townsville
Adels Grove
NT
Alice Springs
Yulara
Mt Isa
QLD
Emerald
Rockhampton
Geraldton
WA
SA
Brisbane
PRW
SMW 3
Kalgoorlie
Port Augusta
Broken Hill
Dubbo
NSW
Bathurst
Griffith
Newcastle
Perth
Mildura
Sydney
Southern Cross
Busselton
Bunbury
Port Lincoln
Adelaide
Canberra
Albany
VIC
Bega
Tasman 2
Melbourne
Launceston
TAS
Hobart
Proposed Combined MSC/Tandem Switch
Leased Trunk Capacity
Proposed C-Series Satellite
Switching Systems
Local Fibre Ring in CBD
Mobile Digital(GSM)coverage
National Earth Stations
International Earth Stations
International Fibre Optic Cable
Fibre Optic
SDH Digital Microwave Link
Broadband Local Network

# Optus: solid track record of growth

➢ Integrated with clear strategic focus and fiscal discipline

**'Challenger' approach delivers double digit revenue growth**


14%
4.1bn
Operating revenue (A$)
9 months to Dec 01
9 months to Dec 02

**Disciplined investment criteria**

- Maximise yield in segments where we have a strong presence
- Maintain cash positive presence in attractive segments with current regulatory barriers
- Invest only where scale and returns are attainable within 3-4 years
- Exit businesses which do not fit criteria

# Optus Mobile: delivering profitable growth

- Operational EBITDA margin rises to 36%*

| Strategic focus | FY03 year to date: delivering results | |
|---|---|---|
| **Post-paid:** acquire and retain high value customers | Post-paid ARPU up* | ↑ 6% |
| | Churn stable | 1.7% |
| **Prepaid:** dominate distribution & build loyalty | Pre-paid ARPU up* | ↑ 10% |
| **Data services:** invest for long term growth | SMS traffic increases* | ↑ 58% |
| | Video streaming & MMS launched | |

*Q3 FY2003 vs Q3 FY2002



# Optus Business: strengthened market position

- Corporate market momentum continues - 19% revenue growth

**Building a stronger market position**

Leveraging modern networks for better customer solutions

Global products and account management with SingTel

Brand awareness initiatives



Optus Business will help you reach your goal.




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**Delivering results - revenue up 19%**



19%
A$244m
Optus Business revenue
3 months to Dec 01
3 months to Dec 02

# Optus Consumer: strong and sustainable gains

➤ Operational EBITDA positive A$14m

**Focus on high value customers delivers results***

| | |
|---|---|
| Strong revenue growth | ↑ 25% |
| Capex down to A$29m | ↓ 57% |
| HFC ARPU up 4% | A$90 |
| 550,000 internet customers | #2 ISP** |

**TV deal transforms outlook**

- Wider range of programming
- Lower and more flexible costs
- Focus: telephony & internet - bundled with TV

* Q3 FY2003 vs Q3 FY2002

** As at Jan 31 - based on ACNielsen residential market share estimates

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# Financial performance

# Strong financial discipline

- Focus: margin improvement and strict capital management

Sustained improvement in operational EBITDA margins


19%
22%
24%
25%
FY02*
Q1 FY03
Q2 FY03
Q3 FY03

Capex: revenue ratio continues to track below 20%


29%
17%
12 months to Mar 02*
3 months to Dec 02

* FY02 revenues restated on basis consistent with FY03

# Sustainable cost reductions

- Focus: achieving growth and profitability

**Operating cost efficiencies**

Revenue per employee up 17%

Mobile subscriber acquisition costs down* 15%

**IT savings**

IT opex and capex halved as % of revenue** 6%

**FY03 capex focus: growth and profitability**

New base stations planned in FY03 350

* per subscriber **YTD basis

# Delivering results: cashflow & profit turnaround

- Cashflow surplus in FY03 - 12 months ahead of previous guidance

**Strong cashflow performance**

| FY03 (A$m) | YTD | |
|---|---|---|
| Operating cash | 968 | 123% |
| Capex (cash basis) | (645) | 51% |
| Unlevered FCF | 324 | |
| Interest/other | (222) | |
| Net cash flow | 102 | |

**NPAT turnaround: A$61m**



Net profit after tax (A$m)
A$22m
3 months to Dec 01
3 months to Dec 02

# Optus: delivering on market commitments

| Financial targets | FY03 year to date: delivering results | |
|---|---|---|
| • Maintain growth momentum | Revenue | ↑ 14% |
| • Expand margins - strong double digit EBITDA growth | Operational EBITDA | ↑ 40% |
| • A$1.0bn capex in FY03 | A$645m capex | ↓ 51% |
| • Reduce funding requirement substantially in FY03 | Net cash surplus | A$102m |

**Now profitable - and on track for cashflow positive in FY03**

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# Investor update

March 2003